United States securities and exchange commission logo





                             May 12, 2022

       Fernando Cornejo
       Chief Executive Officer
       Kalera Public Ltd Co
       7455 Emerald Dunes Dr.
       Orlando, Florida 32822

                                                        Re: Kalera Public Ltd
Co
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 9, 2022
                                                            File No. 333-264422

       Dear Mr. Cornejo:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2022 letter.

       Registration Statement on Form S-4 filed May 9, 2022

       Role of BofA Securities, Inc., page 171

   1.                                                   Please revise your
statement    nor can any inference be drawn that BofA Securities does
                                                        not agree    to clearly
state that an inference cannot be drawn that BofA Securities agrees with the disclosure and
that investors should not put any reliance on the fact that BofA was involved with any
aspect of the transaction. Additionally, please indicate that you will not speculate
about the reasons BofA withdrew from its role as financial advisor and forfeited its fee after
doing substantially all the work to earn its fee.

              You may contact Julie Sherman at 202-551-3640 or Brian Cascio at 202-551-3676 if you
       have questions regarding comments on the financial statements and related matters. Please
 Fernando Cornejo
Kalera Public Ltd Co
May 12, 2022
Page 2

contact Tyler Howes at 202-551-3370 or Christopher Edwards at 202-551-6761 with any other questions.



                                                        Sincerely,
FirstName LastNameFernando Cornejo
                                                        Division of Corporation
Finance
Comapany NameKalera Public Ltd Co
                                                        Office of Life Sciences
May 12, 2022 Page 2
cc:       David Dixter, Esq.
FirstName LastName